TECHNOLOGY LICENSE AND COMMERCIALIZATION AGREEMENT

This  Technology  License  and  Commercialization  Agreement  (the  "Agreement")  is  entered  into  between

Quantitative  Alpha  Trading  Inc.  ("QAT")  and  Mobile  Integrated  Systems,  Inc.  ("MOBI"),  for  the  purpose  of setting forth the terms and conditions upon which QAT shall grant to  MOBI a license to use the software and the associated intellectual property rights related thereto described in Schedule A  (the “Products”).

The Effective Date of this Agreement is August 17, 2012.

WHEREAS,  QAT  is  the  sole  and  exclusive  owner  of  the  Products  and  the  associated  intellectual  property related thereto;

WHEREAS  QAT  and  MOBI  have  agreed  to  enter  into  a  business  combination  transaction  to  be  effected  by way  of  plan  of  arrangement  whereby  MOBI,  through  its  wholly-owned  subsidiary  2338584  Ontario  Inc.

("Newco"),  will  acquire  all  of  the outstanding common shares in  the capital of  QAT  and QAT  and Newco  will amalgamate; and

WHEREAS,  subject  to  the  terms  and  conditions  set  forth  in  this  Agreement,  QAT  wishes  to  license  to  MOBI and MOBI  wishes to license from  QAT the Products and the  proprietary technology related thereto  for use in connection with the sale and use of the Products.

NOW THEREFORE, in consideration of the covenants  and conditions hereinafter set forth, the parties agree as follows:

1.

DEFINITIONS

"Confidential Information" shall have the meaning specified in Section  6.1 of this Agreement.

"Derivative Work" shall have the meaning specified in Section 2.1(a)(ii) of this Agreement.

"Disclosing Party" shall have the meaning specified in Section  6.1 of this Agreement.

"Documentation"  means  the  user  manuals  and  operator  instructions  issued  by  QAT  in  conjunction  with  the

Products.

"Effective Date" means the date set forth above.

"Intellectual  Property  Rights"  means  any  right  or  protection  existing  from  time  to  time  in  a  specific jurisdiction  under  any  patent  law,  copyright  law,  moral  rights  law,  trade  secret  law,  domain  name  law,  semi-

conductor  chip  protection  law,  database  law,  trade-mark  law,  privacy  law,  unfair  competition  law  or  other similar laws and includes legislation by governmental authorities and judicial decisions under common law or equity, and the right to apply to register such rights.

"Licensed Rights" shall have the meaning specified in Section  2.1(a) of this Agreement.

“Net  Income”  means  amounts  actually  received  by  either  party  with  respect  to  this  Agreement  and  the

Products   including   Derivative  Works,   the   gross   amount   invoiced   for   sales   of   the   Products   and   such

Derivative Works  in  bona  fide  arm’s  length  sales  by the  parties  to  third  parties,  less  the following  deductions from such amounts which are actually incurred, allowed, and accrued by QAT and MOBI including:

(a) developments costs; and

(b) marketing and sales costs

as agreed to by the parties in advance.

"Receiving Party" shall have the meaning specified in Section 6.1 of this Agreement.

"Products"  means  the  object  code  form  of  each  of  the  application  software  programs  licensed  to  MOBI

pursuant  to  the  terms  of  this  Agreement  as  described  and  separately  listed  in  Schedule  A.    For  greater

certainty,  “Products”  shall  include  all  Documentation  and  all  modifications,  improvements,  enhancements,

new  versions,  and  bug  or  error  fixes  to  the  Products  that  are  provided  from  time  to  time  by  QAT  to  MOBI

under  the  terms  of  this  Agreement.    For  the  purposes  of  Section  2.1,  Products  shall  also  include  any

Derivative Works.

"Term" shall have the meaning specified in Section 7.1 of this Agreement.

"Territory" means worldwide.

2.

LICENSE GRANT

2.1

Licensed Rights

(a)

QAT  hereby  grants  to  MOBI,  subject  to  the  terms  and  conditions  of  this  Agreement,  a

perpetual,   non-exclusive,   fully-transferable,   sublicenseable,   irrevocable,   royalty-free   and

worldwide  license  to  use,  modify,  market,  distribute,  offer  for  sale,  promote  and  otherwise

fully  exploit  the  Products  (the  "Licensed  Rights").    For  greater  certainty,  the  Licensed

Rights granted pursuant to this Section 2.1(a) shall specifically include:

(i)

the right to reverse engineer, decompile and disassemble the  Products; and

(ii)

the  right  to  modify,  adapt  and  otherwise  create  derivative  works  based  upon  the

Products (each a "Derivative Work").

(b)

MOBI  may  make  additional  copies  of  the  Products  for  archival  or  backup  purposes.  All archival  and  backup  copies  are  subject  to  the  provisions  of  this  Agreement  and  all  titles,

trade-marks, and copyright and restricted rights notices shall be reproduced on such copies.

3.

DATA TRANSFER

3.1

Upon  and  following  the  successful  and  valid  execution  of  this  Agreement,  QAT  shall  provide  to

MOBI,  at  no  cost  to  MOBI,  all  the  pertinent  information  it  has  about  the  Products  including,  but  not limited  to,  one  electronic  and  one  hard  copy  of  each  Product  source  code  listed  in  Schedule  A  and any  and  all  other  information  whatsoever  that  is  relevant  for  the  development,  marketing  approval,

and other commercialization of the Products.

4.

REVENUE SHARING

4.1

All Net Income paid to either of the parties shall be shared equally among the parties.

4.2

In  the  event  that  either  party  is  required  to  pay  goods  and  services,  sales,  or  other  taxes  based  on the  Products  provided  under  this  Agreement  or  on  MOBI’s  use  of  the  Products  then  QAT  shall indemnify MOBI for any and all such taxes.

5.

OWNERSHIP

5.1

MOBI  acquires  the  right  to  use  and  exploit  the  Products  as  described  herein  and  does  not  acquire

any  rights  of  ownership.    All  right,  title,  and  interest  in  and  to  the  Products,  including  without limitation all related Intellectual Property Rights, shall at all times remain with QAT.

5.2

MOBI  shall  own  all  right,  title  and  interest  in  and  to  any  Derivative  Works,  including  all  related

Intellectual Property Rights.

6.

NONDISCLOSURE

6.1

“Confidential Information” means this Agreement, the  Products, source code, object code and any proprietary  tools,  proprietary  knowledge,  trade  secrets,  know-how  or  proprietary  methodologies disclosed  by  one  party  (the  “Disclosing  Party”)  to  the  other  party  (the  “Receiving  Party”)  and  not

generally   known   by   non-party   personnel,   which   the   Receiving   Party   may   gain   access   to   or

knowledge  of  as  a  result  of  this  Agreement.    Confidential  Information  does  not  include  information

(a)  already  in  the  possession  of  the  Receiving  Party  without  an  obligation  of  confidentiality,  (b)

hereafter rightfully furnished to the Receiving  Party by a third party without a breach of  any separate nondisclosure  obligation,  (c)  publicly  available  without  breach  of  this  Agreement  (i.e.,  information  in the  public  domain),  (d)  furnished  by  the  Disclosing  Party  to  a  third  party  without  restriction  on subsequent  disclosure,  or  (e)  independently  developed  by  the  Receiving  Party  without  reliance  on the Confidential Information.

6.2

The   Receiving   Party   shall   observe   complete   confidentiality   with   respect   to   the   Confidential

Information, and shall take all reasonable steps to protect the Confidential Information from  any use,

reproduction,   publication,   disclosure,   or   distribution   except   as   specifically   authorized   by   this

Agreement.     The   Receiving   Party   shall   promptly   notify   the   Disclosing   Party   of   any   known

unauthorized use or disclosure of  the Confidential Information and  will cooperate  with the Disclosing

Party  in  any  litigation  brought  by  the  Disclosing  Party  against  third  parties  to  protect  its  proprietary rights.

6.3

In  the  event  of  a  breach  of  this  Article  6,  monetary  damages  will  not  be  an  adequate  remedy,  and therefore,  in  addition  to  any  other  legal  or  equitable  remedies,  the  Disclosing  Party  shall  be  entitled to  seek  an  injunction  or  other  equitable  relief  against  such  breach  without  necessity of  posting  bond or security, which is expressly waived.

6.4

Either  party may disclose  the  general  existence  and  nature  of  this  Agreement,  but  may not  disclose the specific terms of this Agreement without the prior consent of the other party.

7.

TERM  AND TERMINATION

7.1

This  Agreement  and  each  license  granted  hereunder  shall  continue  in  perpetuity,  unless  otherwise terminated as provided in this Article 7 (the "Term").

7.2

MOBI  may  terminate  this  Agreement  or  any  license  at  any  time  upon  ten  (10)  days  prior  written notice.

7.3

The  termination  of  this  Agreement  or  any  license  shall  not  limit  either  party  from  pursuing  any  other remedies available to it, including injunctive relief.

8.

WARRANTIES AND LIMITATION OF LIABILITY

8.1

Infringement Indemnity

(a)

QAT  will  defend  and  indemnify  MOBI  against  all  costs  (including  reasonable  legal  fees)

arising   from   a   claim   that   the   Products   furnished   and   used   within   the   scope   of   this

Agreement infringes the Intellectual Property Rights of any third party.

(b)

QAT   shall   have   no   liability   for   any   claim   of   infringement   based   on   the   combination,

operation, or use of  any Products  furnished under this  Agreement with programs or data not furnished by QAT (including any Derivative Works created by the MOBI) if such infringement would have been avoided by the use of the  Products without such programs or data.

8.2

Warranty

(a)

QAT  warrants  that  it  owns  the  Products  and  has  all  rights  necessary  to  grant  the  Licensed

Rights pursuant to Section  2.1.

(b)

QAT  warrants  that:  for  a  period  of  ninety  (90)  days  from  the  date  of  delivery  to  MOBI  the

media   on   which   the   Products   are   furnished   will   be   free   of   defects   in   materials   and

workmanship under normal use; and (ii) the  Products  substantially conforms to its published specifications and operates in accordance with the Documentation.

8.3

No Warranty

(a)

For  the  avoidance  of  doubt,  nothing  contained  in  this  Agreement  shall  be  construed  as  a warranty  by  MOBI  that  any  commercialization,  development  or  sales  to  be  carried  out  by  it in  connection  with  this  Agreement  will  actually  achieve  its  aims  or  any  other  results  and

MOBI  makes  no  warranties  whatsoever  as  to  any results  to  be  achieved  in  consequence  of

the    carrying    out    of    any    such    commercialization.    Furthermore,    MOBI    makes    no

representation to the effect that the commercialization, development or sale  of the Products,

or any part thereof, will succeed, or that it shall be able to sell the Products in any quantity.

9.

GENERAL TERMS

9.1

All  recitals  and  appendices  are  hereby  incorporated  into  this  Agreement.   This  Agreement  may  be

executed in any number of counterparts and/or duplicate originals.

9.2

This  Agreement  may  not  be  assigned,  in  whole  or  in  part,  by  either  party  without  the  prior  written consent  of  the  other  party.  Any  purported  assignment  in  contravention  of  this  section  is  null  and void.  Subject to the foregoing, this Agreement will bind and inure to the benefit of any successors or assigns.

9.3

Singular  terms  shall  be  construed  as  plural,  and  vice  versa,  where  the  context  requires.    Section

headings are a matter of convenience and shall not be considered part of this Agreement.

9.4

This Agreement is the complete and  exclusive statement of  the understandings  of  the parties,  and  it supersedes  and  merges  all  prior  proposals  and  understandings,  whether  oral  or  written,  relating  to the subject matter of this Agreement.  This Agreement may not be modified except in writing, signed by an officer of QAT and MOBI, and expressly referring to this Agreement.

9.5

Neither  party  will  be  responsible  for  failure  of  performance,  other  than  for  an  obligation  to  pay money,  due  to  causes  beyond  its  control,  including  without  limitation:  (i)  acts  of  God  or  nature;  (ii)

labour  disputes;  (iii)  sovereign  acts  of  any  federal,  provincial,  state  or  foreign  government;  or  (iv)

shortage of materials.

9.6

This  Agreement  shall  be  governed  by  and  construed  in  accordance  with  the  laws  of  the  Province  of

Ontario  and  the  federal  laws  of  Canada,  but  without  giving  any  effect  to  the  choice  of  law  principles thereunder.

9.7

Any  notice  or  other  communication  hereunder  shall  be  in  writing  and,  if  delivered,  it  shall  be considered received on the day it is given to an officer of the recipient, or if by facsimile transmission or,  if  any  email  address  is  provided  below,  by  email  transmission  in  PDF  format  during  normal

business  hours   on  a  business  day,  it  shall  be  considered  received  on  the   same  day  as  the

transmission  thereof  was  successfully  completed  to  the  number  or  email  address  provided  as follows:

In the case of MOBI:

Mobile Integrated Systems, Inc.

25 Adelaide Street East, Suite 502

Toronto, ON  M5C 3A1

Attention: Murray P.J.B. Simser, President and Chief Executive Officer

Facsimile: (416) 479-0851

with a copy to:

Norton Rose Canada LLP

3700, 400 - 3rd Avenue SW

Calgary, Ontario  T2P 4H2

Attention: Christopher M. Wolfenberg

Facsimile: (403) 264-5973

In the case of QAT:

Quantitative Alpha Trading Inc.

750 - 36 Toronto Street

Toronto, ON  M5C 2C5

Attention: Chief Executive Officer

Facsimile: (905) 629-3222

with a copy to:

Aird & Berlis LLP

Brookfield Place

181 Bay Street

Suite 1800, Box 754

Toronto, ON  M5J 2T9

Attention: Richard M. Kimel

Facsimile: (416) 863-1515

9.8

If  any  provision  of  this  Agreement  is  found  by  a  court  of  competent  jurisdiction  to  be  invalid  or unenforceable, the remainder of the Agreement shall continue in full force and effect.

9.9

The  waiver  of  one  breach  or  default  shall  not  constitute  the  waiver  of  any  subsequent  breach  or default, and shall not act to amend or negate the rights of any party.

9.10

The  provisions  of  Definitions  as  well  as  Articles  5,  6,  7,  8  and  9  shall  survive  termination  of  this

Agreement.

[SIGNATURE PAGE TO FOLLOW]

MOBILE INTEGRATED SYSTEMS, INC.

QUANTITATIVE ALPHA TRADING INC.

(signed) "Murray Simser"

(signed) "Jim McGovern"

Signature

Signature

_______________________________________

_______________________________________

Murray Simser

Jim McGovern

Title: Chief Executive Officer

Title: Chief Executive Officer

SCHEDULE  A

Products

[LIST OF PRODUCTS REDACTED]